SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31549; File No. 812-14357]

Dreyfus TMT Opportunities Fund, Inc., et al.; Notice of Application

April 7, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 19(b) of the Act and rule 19b-1 under the Act.

Applicants: Dreyfus TMT Opportunities Fund, Inc. ("TMT Fund") and The Dreyfus

Corporation ("Dreyfus" and, together with TMT Fund, the "Applicants").

Summary of Application: Applicants request an order to permit certain registered closed-end

investment companies to make periodic distributions of long-term capital gains with respect to

their outstanding common stock as frequently as twelve times in any one taxable year, and as

frequently as distributions are specified by or in accordance with the terms of any outstanding

preferred stock that such investment companies may issue.

Filing Dates: The application was filed on September 5, 2014 and amended on February 18,

2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on May 4, 2015, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should

state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: The Commission: Brent J. Fields, Secretary, U.S. Securities and Exchange

Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Jeff S. Prusnofsky,

Esq., The Dreyfus Corporation, 200 Park Avenue, New York, NY 10166; and David Stephens,

Esq., Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, NY 10038.

For Further Information Contact: Anil K. Abraham, Senior Special Counsel, at (202) 551-2614,

or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's web site by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by

calling (202) 551-8090.

Applicants' Representations:

1.   TMT Fund is a corporation newly organized under the laws of Maryland and is a

non-diversified, closed-end management investment company registered with the Commission

under the Act.[1] TMT Fund's investment objective is to seek total return consisting of current

income, current gains, and long-term capital appreciation. TMT Fund intends to apply for listing

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[1]   The existing registered closed-end investment company that currently intends to rely on the order
has been named as an applicant. Applicants request that the order also apply to each other registered
closed-end investment company advised or to be advised in the future by Dreyfus or by an entity
controlling, controlled by, or under common control (within the meaning of section 2(a)(9) of the Act)
with Dreyfus (including any successor in interest) (each such entity, including Dreyfus, the "Adviser")
that in the future seeks to rely on the order (such investment companies, together with TMT Fund, are
collectively the "Funds" and, individually, a "Fund"). Any Fund that may rely on the order in the future
(each, a "Future Fund") will comply with the terms and conditions of the application. A successor in
interest is limited to entities that result from a reorganization into another jurisdiction or a change in the
type of business organization.

of its shares of common stock on the New York Stock Exchange ("NYSE"), a national securities exchange (as defined in Section 2(a)(26) of the Act). The Funds may incur leverage through the issuance of preferred stock and debt securities, by entering into a credit agreement, or otherwise as permitted by applicable law. Applicants believe that investors in closed-end funds may prefer an investment vehicle that provides regular current income through fixed distribution policies that would be available through a Distribution Policy (as defined below).

2.   Dreyfus, a corporation organized under the laws of the State of New York, is a wholly owned subsidiary of the Bank of New York Mellon, a global financial services company. Dreyfus is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") and will serve as investment adviser to TMT Fund. Each Adviser to a Fund will be registered as an investment adviser under the Advisers Act. The portfolio of a Fund may be managed by one or more investment sub-advisers or investment managers (each, a "Future Sub-Adviser"). Any Future Sub-Adviser will be registered under the Advisers Act or not subject to registration.

3.   Applicants state that prior to a Fund's implementing a Distribution Policy in reliance on the order, the board of directors or trustees of each Fund (the "Board"), including a majority of the directors or trustees who are not "interested persons" of the Fund, as defined in section 2(a)(19) of the Act (the "Independent Board Members"), will request, and the Adviser will provide, such information as is reasonably necessary to make an informed determination of whether the Board should adopt a proposed Distribution Policy. In particular, the Board and the Independent Board Members will review information regarding the purpose and terms of the Distribution Policy; the likely effects of the Distribution Policy on the Fund's long-term total return (in relation to market price and its net asset value per share of common stock ("NAV"));

the expected relationship between the Fund's distribution rate on its shares of common stock

under the Distribution Policy and the Fund's total return (in relation to NAV); whether the rate of

distribution would exceed such Fund's expected total return in relation to its NAV; and any

foreseeable material effects of the Distribution Policy on the Fund's long-term total return (in

relation to market price and NAV). The Independent Board Members also will consider what

conflicts of interest the Adviser and the affiliated persons of the Adviser and the Fund might

have with respect to the adoption or implementation of the Distribution Policy. Applicants state

that, only after considering such information will the Board, including the Independent Board

Members, of each Fund approve a Distribution Policy and in connection with such approval will

determine that the Distribution Policy is consistent with the Fund's investment objectives and in

the best interests of the holders of the Fund's common stock.

4.   Applicants state that the purpose of a Distribution Policy, generally, would be to

permit a Fund to distribute periodically, over the course of each year, an amount closely

approximating the total taxable income of such Fund during the year through distributions in

relatively equal amounts (plus any required special distributions) that are composed of payments

received from portfolio companies, supplemental amounts generally representing realized capital

gains, or, possibly, returns of capital that may represent unrealized capital gains. Under the

Distribution Policy of a Fund, such Fund would distribute periodically (as frequently as twelve

times in any taxable year) to its respective common stockholders a fixed percentage of the

market price of such Fund's common stock at a particular point in time or a fixed percentage of

NAV at a particular time or a fixed amount per share of common stock, any of which may be

adjusted from time to time. It is anticipated that under a Distribution Policy, the minimum

annual distribution rate with respect to such Fund's common stock would be independent of the

Fund's performance during any particular period but would be expected to correlate with the Fund's performance over time. Except for extraordinary distributions and potential increases or decreases in the final dividend periods in light of a Fund's performance for the entire calendar year and to enable the Fund to comply with the distribution requirements of Subchapter M of the Internal Revenue Code ("Code") for the calendar year, each distribution on the Fund's common stock would be at the stated rate then in effect. The Board will periodically review the amount of potential distributions in light of the investment experience of the Fund, and may modify or terminate a Distribution Policy at any time.

5. Applicants state that prior to the implementation of a Distribution Policy for any Fund in reliance on the order, the Board of such Fund will have adopted policies and procedures under rule 38a-1 under the Act that: (i) are reasonably designed to ensure that all notices required to be sent to the Fund's stockholders pursuant to section 19(a) of the Act, rule 19a-1 thereunder and condition 4 below (each a "19(a) Notice") include the disclosure required by rule 19a-1 under the Act and by condition 2(a) below, and that all other written communications by the Fund or its agents regarding distributions under the Distribution Policy include the disclosure required by condition 3(a) below; and (ii) require the Fund to keep records that demonstrate its compliance with all of the conditions of the order and that are necessary for such Fund to form the basis for, or demonstrate the calculation of, the amounts disclosed in its 19(a) Notices.

Applicants' Legal Analysis:

1. Section 19(b) of the Act generally makes it unlawful for any registered investment company to make long-term capital gains distributions more than once every twelve months. Rule 19b-1 limits the number of capital gains dividends, as defined in section 852(b)(3)(C) of the Code ("distributions"), that a fund may make with respect to any one taxable year to one, plus a

supplemental distribution made pursuant to section 855 of the Code not exceeding 10% of the total amount distributed for the year, plus one additional capital gain dividend made in whole or in part to avoid the excise tax under section 4982 of the Code.

2.	Section 6(c) of the Act provides, in relevant part, that the Commission may exempt any person or transaction from any provision of the Act to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

3.	Applicants state that one of the concerns leading to the enactment of section 19(b) and adoption of rule 19b-1 was that stockholders might be unable to distinguish between frequent distributions of capital gains and dividends from investment income. Applicants state, however, that rule 19a-1 effectively addresses this concern by requiring that distributions (or the confirmation of the reinvestment thereof) estimated to be sourced in part from capital gains or capital be accompanied by a separate statement showing the sources of the distribution (e.g., estimated net income, net short-term capital gains, net long-term capital gains and/or return of capital). Applicants state that the same information will be included in the Funds' annual reports to stockholders and on the Internal Revenue Service Form 1099 DIV, which will be sent to each common and preferred stockholder who received distributions during a particular year.

4.	Applicants further state that each Fund will make the additional disclosures required by the conditions set forth below, and each Fund will adopt compliance policies and procedures in accordance with rule 38a-1 under the Act to ensure that all required 19(a) Notices and disclosures are sent to stockholders. Applicants state that the information required by section 19(a), rule 19a-1, the Distribution Policy, the policies and procedures under rule 38a-1 noted above, and the conditions listed below will help ensure that each Fund's stockholders are provided sufficient information to understand that their periodic distributions are not tied to a Fund's net investment income (which for this purpose is the Fund's taxable income other than from capital gains) and realized capital gains to date, and may not represent yield or investment return. Accordingly, applicants assert that continuing to subject the Funds to section 19(b) and rule 19b-1 would afford stockholders no extra protection.

5.   Applicants note that section 19(b) and rule 19b-1 also were intended to prevent certain improper sales practices, including, in particular, the practice of urging an investor to purchase shares of a fund on the basis of an upcoming capital gains dividend ("selling the dividend"), where the dividend would result in an immediate corresponding reduction in NAV and would be in effect a taxable return of the investor's capital. Applicants submit that the "selling the dividend" concern should not apply to closed-end investment companies, such as the Funds, that do not continuously distribute shares. According to applicants, if the underlying concern extends to secondary market purchases of shares of closed-end funds that are subject to a large upcoming capital gains dividend, adoption of a periodic distribution plan actually helps minimize the concern by avoiding, through periodic distributions, any buildup of large end-of-the-year distributions.

6.   Applicants also note that the common stock of closed-end funds often trades in the marketplace at a discount to such funds' NAV. Applicants believe that this discount may be reduced if the Funds are permitted to pay relatively frequent dividends on their common stock at a consistent rate, whether or not those dividends contain an element of long-term capital gains.

7.   Applicants assert that the application of rule 19b-1 to a Distribution Policy actually could have an inappropriate influence on portfolio management decisions. Applicants state that, in the absence of an exemption from rule 19b-1, the adoption of a periodic distribution

plan imposes pressure on management (i) not to realize any net long-term capital gains until the point in the year that the fund can pay all of its remaining distributions in accordance with rule 19b-1, and (ii) not to realize any long-term capital gains during any particular year in excess of the amount of the aggregate pay-out for the year (since as a practical matter excess gains must be distributed and accordingly would not be available to satisfy pay-out requirements in following years), notwithstanding that purely investment considerations might favor realization of long-term gains at different times or in different amounts. Applicants assert that by limiting the number of long-term capital gain dividends that a Fund may make with respect to any one year, rule 19b-1 may prevent the normal and efficient operation of a periodic distribution plan whenever that Fund's realized net long-term capital gains in any year exceed the total of the periodic distributions that may include such capital gains under the rule.

8.   Applicants also assert that rule 19b-1 may force fixed regular periodic distributions under a periodic distribution plan to be funded with returns of capital[2] (to the extent net investment income and realized short-term capital gains are insufficient to fund the distribution), even though realized net long-term capital gains otherwise would be available. To distribute all of a Fund's long-term capital gains within the limits in rule 19b-1, a Fund may be required to make total distributions in excess of the annual amount called for by its periodic distribution plan, or to retain and pay taxes on the excess amount. Applicants assert that the requested order would minimize these anomalous effects of rule 19b-1 by enabling the Funds to realize long-term capital gains as often as investment considerations dictate without fear of violating rule 19b-1.

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[2]   Returns of capital as used in the application means return of capital for financial accounting purposes and not for tax accounting purposes.

9.   Applicants state that Revenue Ruling 89-81 under the Code requires that a fund that seeks to qualify as a regulated investment company under the Code and that has both common stock and preferred stock outstanding designate the types of income, e.g., investment income and capital gains, in the same proportion as the total distributions distributed to each class for the tax year. To satisfy the proportionate designation requirements of Revenue Ruling 89-81, whenever a fund has realized a long-term capital gain with respect to a given tax year, the fund must designate the required proportionate share of such capital gain to be included in common and preferred stock dividends. Applicants state that although rule 19b-1 allows a fund some flexibility with respect to the frequency of capital gains distributions, a fund might use all of the exceptions available under the rule for a tax year and still need to distribute additional capital gains allocated to the preferred stock to comply with Revenue Ruling 89-81.

10.   Applicants assert that the potential abuses addressed by section 19(b) and rule 19b-1 do not arise with respect to preferred stock issued by a closed-end fund. Applicants assert that such distributions are either fixed or determined in periodic auctions by reference to short-term interest rates rather than by reference to performance of the issuer, and Revenue Ruling 89-81 determines the proportion of such distributions that are comprised of long-term capital gains.

11.   Applicants also submit that the "selling the dividend" concern is not applicable to preferred stock, which entitles a holder to no more than a specified periodic dividend at a fixed rate or the rate determined by the market, and, like a debt security, is priced based upon its liquidation preference, dividend rate, credit quality, and frequency of payment. Applicants state that investors buy preferred stock for the purpose of receiving payments at the frequency bargained for, and do not expect the liquidation value of their shares to change.

12.   Applicants request an order under section 6(c) of the Act granting an exemption

from the provisions of section 19(b) of the Act and rule 19b-1 thereunder to permit each Fund to

distribute periodic capital gain dividends (as defined in section 852(b)(3)(C) of the Code) as

frequently as twelve times in any one taxable year in respect of its common stock and as often as

specified by, or determined in accordance with the terms of, any preferred stock issued by the

Fund.

Applicants' Conditions:

Applicants agree that, with respect to each Fund seeking to rely on the order, the order

will be subject to the following conditions:

1.   Compliance Review and Reporting

The Fund's chief compliance officer will: (a) report to the Fund's Board, no less

frequently than once every three months or at the next regularly scheduled quarterly Board

meeting, whether (i) the Fund and its Adviser have complied with the conditions of the order,

and (ii) a material compliance matter (as defined in rule 38a-1(e)(2) under the Act) has occurred

with respect to such conditions; and (b) review the adequacy of the policies and procedures

adopted by the Board no less frequently than annually.

2.   Disclosures to Fund Stockholders

(a) Each 19(a) Notice disseminated to the holders of the Fund's common stock, in

addition to the information required by section19(a) and rule 19a-1:

(i) Will provide, in a tabular or graphical format:

(1) the amount of the distribution, on a per share of common stock basis,

together with the amounts of such distribution amount, on a per share of common stock basis and

as a percentage of such distribution amount, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(2) the fiscal year-to-date cumulative amount of distributions, on a per share of common stock basis, together with the amounts of such cumulative amount, on a per share of common stock basis and as a percentage of such cumulative amount of distributions, from estimated: (A) net investment income; (B) net realized short-term capital gains; (C) net realized long-term capital gains; and (D) return of capital or other capital source;

(3) the average annual total return in relation to the change in NAV for the 5-year period (or, if the Fund's history of operations is less than five years, the time period commencing immediately following the Fund's first public offering) ending on the last day of the month ended immediately prior to the most recent distribution record date compared to the current fiscal period's annualized distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date; and

(4) the cumulative total return in relation to the change in NAV from the last completed fiscal year to the last day of the month prior to the most recent distribution record date compared to the fiscal year-to-date cumulative distribution rate expressed as a percentage of NAV as of the last day of the month prior to the most recent distribution record date.

Such disclosure shall be made in a type size at least as large and as prominent as the estimate of the sources of the current distribution; and

(ii) Will include the following disclosure:

(1) "You should not draw any conclusions about the Fund's investment performance from the amount of this distribution or from the terms of the Fund's Distribution Policy";

(2) "The Fund estimates that it has distributed more than its income and net realized capital gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund's investment performance and should not be confused with 'yield' or 'income'"[3]; and

(3) "The amounts and sources of distributions reported in this 19(a) Notice are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund's investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purposes."
Such disclosure shall be made in a type size at least as large as and as prominent as any other information in the 19(a) Notice and placed on the same page in close proximity to the amount and the sources of the distribution.

(b) On the inside front cover of each report to stockholders under rule 30e-1 under the Act, the Fund will:

(i) describe the terms of the Distribution Policy (including the fixed amount or fixed percentage of the distributions and the frequency of the distributions);

(ii) include the disclosure required by condition 2(a)(ii)(1) above;

(iii) state, if applicable, that the Distribution Policy provides that the Board may amend or terminate the Distribution Policy at any time without prior notice to Fund stockholders; and

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[3]   The disclosure in condition 2(a)(ii)(2) will be included only if the current distribution or the fiscal year-to-date cumulative distributions are estimated to include a return of capital.

(iv) describe any reasonably foreseeable circumstances that might cause the Fund to terminate the Distribution Policy and any reasonably foreseeable consequences of such termination.

(c) Each report provided to stockholders under rule 30e-1 under the Act and each prospectus filed with the Commission on Form N-2 under the Act, will provide the Fund's total return in relation to changes in NAV in the financial highlights table and in any discussion about the Fund's total return.

3. Disclosure to Stockholders, Prospective Stockholders and Third Parties

(a) The Fund will include the information contained in the relevant 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, in any written communication (other than a communication on Form 1099) about the Distribution Policy or distributions under the Distribution Policy by the Fund, or agents that the Fund has authorized to make such communication on the Fund's behalf, to any Fund stockholder, prospective stockholder or third-party information provider;

(b) The Fund will issue, contemporaneously with the issuance of any 19(a) Notice, a press release containing the information in the 19(a) Notice and will file with the Commission the information contained in such 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, as an exhibit to its next filed Form N-CSR; and

(c) The Fund will post prominently a statement on its (or the Adviser's) website containing the information in each 19(a) Notice, including the disclosure required by condition 2(a)(ii) above, and will maintain such information on such website for at least 24 months.

4.   Delivery of 19(a) Notices to Beneficial Owners

If a broker, dealer, bank or other person ("financial intermediary") holds common stock issued by the Fund in nominee name, or otherwise, on behalf of a beneficial owner, the Fund: (a) will request that the financial intermediary, or its agent, forward the 19(a) Notice to all beneficial owners of the Fund's stock held through such financial intermediary; (b) will provide, in a timely manner, to the financial intermediary, or its agent, enough copies of the 19(a) Notice assembled in the form and at the place that the financial intermediary, or its agent, reasonably requests to facilitate the financial intermediary's sending of the 19(a) Notice to each beneficial owner of the Fund's stock; and (c) upon the request of any financial intermediary, or its agent, that receives copies of the 19(a) Notice, will pay the financial intermediary, or its agent, the reasonable expenses of sending the 19(a) Notice to such beneficial owners.

5.   Additional Board Determinations for Funds Whose Common Stock Trades at a Premium

If:

(a) The Fund's common stock has traded on the stock exchange that they primarily trade on at the time in question at an average premium to NAV equal to or greater than 10%, as determined on the basis of the average of the discount or premium to NAV of the Fund's shares of common stock as of the close of each trading day over a 12-week rolling period (each such 12-week rolling period ending on the last trading day of each week); and

(b) The Fund's annualized distribution rate for such 12-week rolling period, expressed as a percentage of NAV as of the ending date of such 12-week rolling period, is greater than the Fund's average annual total return in relation to the change in NAV over the 2-year period ending on the last day of such 12-week rolling period; then:

(i) At the earlier of the next regularly scheduled meeting or within four months of the last day of such 12-week rolling period, the Board, including a majority of the Independent Board Members:

(1) will request and evaluate, and the Fund's Adviser will furnish, such information as may be reasonably necessary to make an informed determination of whether the Distribution Policy should be continued or continued after amendment;

(2) will determine whether continuation, or continuation after amendment, of the Distribution Policy is consistent with the Fund's investment objective(s) and policies and is in the best interests of the Fund and its stockholders, after considering the information in condition 5(b)(i)(1) above; including, without limitation:

(A) whether the Distribution Policy is accomplishing its purpose(s);

(B) the reasonably foreseeable material effects of the Distribution Policy on the Fund's long-term total return in relation to the market price and NAV of the Fund's common stock; and

(C) the Fund's current distribution rate, as described in condition 5(b) above, compared with the Fund's average annual taxable income or total return over the 2-year period, as described in condition 5(b), or such longer period as the Board deems appropriate; and

(3) based upon that determination, will approve or disapprove the continuation, or continuation after amendment, of the Distribution Policy; and

(ii) The Board will record the information considered by it, including its consideration of the factors listed in condition 5(b)(i)(2) above, and the basis for its approval or disapproval of the continuation, or continuation after amendment, of the Distribution Policy in its meeting minutes, which must be made and preserved for a period of not less than six years from the date of such meeting, the first two years in an easily accessible place.

      6.   <u>Public Offerings</u> The Fund will not make a public offering of the Fund's common stock other than:

      (a) a rights offering below NAV to holders of the Fund's common stock;

      (b) an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or

      (c) an offering other than an offering described in conditions 6(a) and 6(b) above, provided that, with respect to such other offering:

      (i) the Fund's annualized distribution rate for the six months ending on the last day of the month ended immediately prior to the most recent distribution record date,[4] expressed as a percentage of NAV as of such date, is no more than 1 percentage point greater than the Fund's average annual total return for the 5-year period ending on such date;[5] and

      (ii) the transmittal letter accompanying any registration statement filed with the Commission in connection with such offering discloses that the Fund has received an order under section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its shares of common stock as frequently as twelve times each year, and as frequently as distributions are specified by or determined in accordance with the terms of any outstanding shares of preferred stock as such Fund may issue.

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[4]   If the Fund has been in operation fewer than six months, the measured period will begin immediately following the Fund's first public offering.

[5]   If the Fund has been in operation fewer than five years, the measured period will begin immediately following the Fund's first public offering.

7.   Amendments to Rule 19b-1

The requested order will expire on the effective date of any amendment to rule 19b-1 that provides relief permitting certain closed-end investment companies to make periodic distributions of long-term capital gains with respect to their outstanding common stock as frequently as twelve times each year.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary